Exhibit 2.1

FIRST AMENDMENT TO AGREEMENT AND PLAN OF MERGER

This First Amendment (this “First Amendment”) to the Merger Agreement (as defined below) is made and entered into as of January 7, 2025, by and Atlantic International Corp a Delaware corporation (“Atlantic”), A36 Merger Sub Inc., a Delaware corporation (“Merger Sub”), and Staffing 360 Solutions, Inc. a Delaware corporation (the “Company”). Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Merger Agreement (defined below).

WHEREAS, Atlantic, Merger Sub, and the Company have entered into that certain Agreement and Plan of Merger, dated as of November 1, 2024 (the “Merger Agreement”)

WHEREAS, the Parties desire to amend the terms and conditions of the Merger Agreement to, among other things: (i) clarify the treatment of certain preferred stock of the Company; and (ii) removal of dissenter and appraisal rights consistent with Delaware Law.

NOW, THEREFORE, for and in consideration of the mutual covenants contained and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by each Party hereto, the Parties agree as follows:

1. Amendment to Agreement. The Agreement is hereby amended as follows:

a.	Recital (D) of the Merger Agreement is deleted in its entirety and replaced with the following:

“ D. Upon completion of the Merger, each share of the issued and outstanding common stock of the Company (“Company Common Stock”) immediately prior to the Effective Time, other than Excluded Shares, will be canceled and converted into the right to receive the Merger Consideration.

b.	Section 2.2(a) of the Merger Agreement is deleted in its entirety and replaced with the following:

“ (a) Conversion of Shares. Each: (i) share of Company Common Stock; (ii) share of Series H Preferred Shares; and (iii) share of Series I Preferred Shares issued and outstanding immediately prior to the Effective Time (each a “Share” and collectively, the “Shares”), other than any Excluded Shares, shall be cancelled and shall cease to exist and shall be converted automatically into the right to receive the Merger Consideration. “Merger Consideration” means (i) a number of shares of validly issued, fully paid and nonassessable shares of common stock of Atlantic, par value of $.00001 per share (the “Atlantic Common Stock”), equal to their respective Exchange Ratio, with any resulting fractional shares to be rounded to the nearest whole share.”

c.	Section 2.2(d) of the Merger Agreement is deleted in its entirety and replaced with the following:

“(d) Exchange Agent.  On or prior to the Closing Date, Atlantic will select a transfer agent or another reputable bank or trust company reasonably acceptable to Company to act as exchange agent in connection with the Merger (the “Exchange Agent”).  Promptly after the Effective Time, Atlantic shall cause each person who was, at the Effective Time, a holder of record of Shares entitled to receive the Merger Consideration pursuant hereto instructions for use in effecting the surrender of the non-certificated Company Common Stock represented by book-entry in exchange for the Merger Consideration. The holder of such Share shall be entitled to receive in exchange therefor the Merger Consideration, pursuant to the Exchange Ratio and the terms of this Agreement. Until surrendered as contemplated by this Section 2.2(d), each book-entry share shall be deemed at all times after the Effective Time to represent only the right to receive upon such surrender the Merger Consideration to which holder of such book-entry share is entitled to.”

d.	Section 2.3 is hereby deleted in its entirety and replaced with the following:

“[Reserved]”

e.	Section 2.4 is hereby deleted in its entirety and replaced with the following:

“[Reserved]”

f.	Section 3.2(f) is hereby deleted in its entirety and replaced with the following:

“(f) a signed settlement agreement with the appropriate Jackson Investment (“Jackson”) party converting the Company’s indebtedness with the appropriate Jackson party whereby (i) all interest accrued and payable to appropriate Jackson party will be waived or forgiven; (ii) the principal amount of the Loan will be converted into 5,600,000 shares of Series I Preferred Stock and lock-up agreement such that the Merger Consideration for all of the Series I Preferred Stock are subject to a lock up for the one (1) year after the Closing;”

g.	Section 3.2(g) is hereby deleted in its entirety and replaced with the following:

“(g) signed agreements to be mutually agreed to by the Parties whereby the applicable parties shall: (i) convert any amounts owed in Earned Contingent Cash Payment into five million (5,000,000) Series H Preferred Shares of the Company and waive any interest/dividends or other payments due from the Company related to the Series H Preferred Shares; and (ii) lock-up agreements such that the Merger Consideration for all of the Series H Preferred are; (A) subject to a lock up for the 6 months after Closing as follows; (B) 1,750,000 shares of Atlantic Common Stock are subject to a lock-up for the period starting on 6 months after Closing until 9 months after Closing; (C) 875,000 shares of Atlantic Common Stock are subject to a lock-up for the period starting on 9 months after Closing until 12 months after Closing; and (D) the lock-up shall terminate 12 months after Closing and (E) the lock-up shall not apply to the extent shares of Atlantic Common Stock must be sold to pay any taxes from such applicable holder;”

h.	Section 3.9(c) is hereby deleted in its entirety and replaced with the following:

“[Reserved]”

i.	Section 5.5(a) of the Merger Agreement is deleted in its entirety and replaced with the following:

“(a) The authorized capital stock of Atlantic consists of 300,000,000 shares of Atlantic Common Stock $.00001 par value of which 57,338,135 shares are issued and outstanding as of the date of this First Amendment and 4,903,052 shares are issuable upon the exercise of RSUs, for an aggregate of 62,241,187 shares of common stock. All outstanding shares of Atlantic Common Stock are duly authorized, validly issued, fully paid, and non-assessable and were issued in compliance with all applicable federal and state securities laws;”

j.	Section 8.1(d) of the Merger Agreement is deleted in its entirety and replaced with the following:

“(d) by Atlantic or the Company if the transactions contemplated by this Agreement shall not have been consummated on or prior to March 31, 2025 (the “Termination Date”); provided that (i) the right to terminate this Agreement pursuant to this Section 8.1(d) shall not be available to Atlantic if Atlantic’s breach of any of its covenants or obligations under this Agreement shall have proximately caused the failure to consummate the transactions contemplated by this Agreement on or before the Termination Date, (ii) the right to terminate this Agreement pursuant to this Section 8.1(d) shall not be available to the Company if the Company’s breach of its covenants or obligations under this Agreement shall have proximately caused the failure to consummate the transactions contemplated by this Agreement on or before the Termination Date; and (iii) the right to terminate this Agreement pursuant to this Section 8.1(d) shall not be available to any party if such party’s breach of any of its covenants or obligations under this Agreement shall have proximately caused the failure to consummate the transactions contemplated by this Agreement on or before the Termination Date; or”

k.	The definition for “Earned Contingent Cash Payment” is hereby added as follows:

“ “Earned Contingent Cash Payment” means the Contingent Payment (as defined in that certain Stock Purchase Agreement between the Company, Headway Workforce Solutions, Inc. and Chapel Hill Partners, LP) due from the Company pursuant to the Stock Purchase Agreement between the Company, Headway Workforce Solutions, Inc. and Chapel Hill Partners, LP.”

l.	The definition for “Exchange Ratio” is hereby deleted in its entirety and replaced with the following:

“ “Exchange Ratio” means with respect to the conversion of: (i) Company Common Stock, 1.202; (ii) Series H Preferred Stock, 0.25 and (iii) Series I Preferred Stock, 1.00.”

2.	No Other Changes. Except as expressly provided in this Amendment, the Agreement shall remain in full force and effect upon its original terms. This Amendment and the Agreement constitute an integrated agreement with respect to the subject matter hereof and thereof. This Amendment may be amended, modified, and supplemented only in accordance with the terms of the Agreement.

3.	Governing Law. This Amendment shall be governed by and construed in accordance with the laws of the State of Delaware applicable to contracts made and performed in such State, without reference to such State’s or any other state’s or other jurisdiction’s principles of conflict of laws.

4.	Counterparts. This Amendment may be executed in one or more counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the Parties hereto have caused this Amendment to be executed as of the date first written above by their respective officers thereunto duly authorized.

COMPANY STAFFING 360 SOLUTIONS, INC.

By:	/s/ Brendan Flood
Name:	Brendan Flood
Title:	Chief Executive Officer

MERGER SUB A36 MERGER SUB INC.

By:	/s/ Jeffrey Jagid
Name:	Jeffrey Jagid
Title:	Chief Executive Officer

ATLANTIC ATLANTIC INTERNATIONAL CORP.

By:	/s/ Jeffrey Jagid
Name:	Jeffrey Jagid
Title:	Chief Executive Officer

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